FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

Item

1	English translation of letter to the Buenos Aires Stock Exchange dated December 7, 2010

TRANSLATION

City of Buenos Aires, December 7, 2010.

To the

Buenos Aires Stock Exchange

Re: Exploration and Production Development Program 2010/2014 Results

The purpose of this letter is to comply with the requirements of Chapter VII, Article 23 of the Regulations of the Buenos Aires Stock Exchange. We hereby inform you that under the Exploration and Production Development Program 2010/2014 and after drilling 4 tight gas exploration wells in the south of Loma La Lata field, in Neuquén province, we have verified the existence of non conventional gas with an estimated volume of approximately 4.5 TCF.

In addition, within the exploratory activities that are being carried out on shale gas and shale oil fields in the province of Neuquén, we have discovered, after drilling two exploration wells, that Vaca Muerta formation has similar conditions to productive basins in USA. The existing volume of non conventional gas and oil in our mining domain is to be defined after completing the outlining of the findings and exploration stages on the same geologic concept within the remaining part of the Neuquina basin. Since these projects are in their initial stages, we still do not have enough information to quantify those resources.

Finally, it is worth mentioning that we have been able to reverse the downward trend in crude oil production this year, 2010 and we estimate a 100% replacement of the crude oil produced this year.

Yours faithfully,

Guillermo Reda
Market Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: December 7, 2010	By:	/S/ GUILLERMO REDA
	Name:	Guillermo Reda
	Title:	Chief Financial Officer